Exhibit 2.2

Minco GOLD Corporation

Management’s Discussion and Analysis

For the THREE ended MARCH 31, 2018

This Management’s Discussion and Analysis (“MD&A”) of Minco Gold Corporation (“we”, “our”, “us”, “Minco Gold” or the “Company”) has been prepared on the basis of available information up to May 25 2018, should be read in conjunction with the unaudited condensed interim financial statements and notes thereto prepared by management for the three month ended March 31, 2018 and the audited financial statements and notes thereto for the year ended December 31, 2017. The Company’s condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. Except as noted, all financial amounts are expressed in Canadian dollars. All references to "$" and "dollars" are to Canadian dollars, all references to “US$” are United States dollars.

Additional information, including the audited consolidated financial statements for the year ended December 31, 2017, and the MD&A and annual report on Form 20-F for the same period, is available under the Company's profile on SEDAR at www.sedar.com. The Company’s audit committee reviews the condensed interim financial statements and the MD&A, and recommends approval to the Company’s board of directors.

Minco Gold was incorporated in 1982 under the laws of British Columbia, Canada as Caprock Energy Ltd. The Company changed its name to Minco Gold in 2007.

The Company’s common shares are traded on the TSX Venture Exchange (“TSX-V”) under the symbol “MMM and on the OTC Market in the USA (“OTCQX”) under the symbol MGHCF.

As at the date of this MD&A, the Company had 50,733,381 common shares and 7,828,334 stock options outstanding, for a total of 58,561,715 common shares outstanding, on a fully diluted basis.

Table of Contents

1.	Highlights for the Period
2.	Investments at a Fair Value
3.	Results of Operations
4.	Summary of Quarterly Results
5.	Liquidity and Capital Resource
6.	Off - Balance Sheet Arrangements
7.	Related Parties Transactions
8.	Critical Accounting Estimates
9.	Adoption of New Accounting Standard
10.	Financial Instruments
11.	Risk Factors and Uncertainties
12.	Disclosure Controls and Procedures and Internal Controls over Financing Reporting
13.	Cautionary Statement on Forward Looking Information

(1)

1.       Highlights for the Period

Stock options granted

During the three months ended March 31, 2018, the Company granted stock options to employees, consultants and directors for the purchase of 3,580,000 common shares at an exercise price of $0.17 per common share. These options vest over an 18-month period from the issue date and will expire in five years after issuance if unexercised.

2.       Investments at Fair Value Update

The Company has the following investments as at March 31, 2018:

Number of Shares/Units Held		Fair value
Public companies (resources entities):		$
-Minco Silver Corp.	11,000,000	6,930,000
-Hudson Resources Inc.	2,142,857	1,050,000
-RoxGold Inc.	398,800	400,768
-Equinox Gold Corp.	274,600	304,806
-Continental Gold Inc.	70,025	247,889
-Neo Performance Materials Inc.	11,000	192,060
-Pretium Resources	14,000	119,878
-ETFS Physical Palladium	1,000	116,820
-Sherritt International	100,000	113,000
-FMC Inc.	1,100	108,686
-Almaden Minerals Ltd.	100,000	108,032
-Oceana Gold Corp.	30,000	104,100
-Cobalt 27 Capital	5,000	66,250
- Global X Lithium and Battery ETF	1,500	63,836
Public dividend-paying equities (non-resources)	various	946,307
Private Company:
-El Olivar Imperial		516,160
		11,388,592

Number of Warrants Held		Fair value
		$
- EI Olivar	600,000	-
-Hudson Resources Inc.	1,071,428	237,000
		237,000

Total investments		11,625,592

During the period ended March 31, 2018, the Company disposed part of the investments on hand for realized a net gain of $64,500 based on the original net cost of the investments. The net gain attributable to the current period was $19,840. The Company also received total proceeds of $19,800 as Dividends, Fund Distributions and Interest.

(2)

Continuity of the Company’s investments is as follows:

	December 31, 2017	Additions (iv)	Dispositions (iv)	Unrealized gains (losses)	March 31, 2018
	$	$	$	$	$
Investment in public entities:
-Shares and partnership units (i) (ii)	12,866,912	1,071,448	(549,417)	(2,516,511)	10,872,432
-Share purchase warrants (ii)	245,000	—	—	(8,000)	237,000
Investment in a EI Olivar Imperial
-Shares and warrants (iii)	502,138	—	—	14,022	516,160
Total	13,614,050	1,071,448	(549,417)	(2,510,489)	11,625,592

(i) The Company holds a significant equity investment in Minco Silver Corporation ("Minco Silver") consisting of 11,000,000 common shares, representing approximately 18 % of Minco Silver's outstanding share capital. Minco Silver holds a 90% interest in the Fuwan silver deposit, situated along the northeast margin of the prospective Fuwan Silver Belt in Guangdong, China and 51% interest in the Changkeng gold project, located contiguous to, and part of the same mineralized system. Further information with respect to Minco Silver may be found at Minco Silver's website, www.mincosilver.ca. The Company has held its investment in Minco Silver since the spin-off of Minco Silver from the Company in 2005.

(ii). The Company considers the closing share price of investments issued by public entities at each reporting date as the fair value. The Company applies the Black Scholes option pricing model to value public company’s share purchase warrants at the reporting date.

(iii) In December 2016, the Company acquired 5.9% or 400,000 units (“Units”) of El Olivar Imperial SAC (“El Olivar”), a privately held Peruvian corporation, for US$1.00 per unit. There was no disposition or further acquisition during the three months ended March 31, 2018.

El Olivar’s principal asset is the wholly owned Planta Sol de Oro gold tailings and processing project located near Nasca, Peru, 445 kilometers south of Lima.

Each Unit consists of one Class A voting share and 1.5 Class A share purchase warrants (the “EI Warrant”), with each full EI Warrant entitling the holder to purchase one additional Class A voting share exercisable at a price of US$1.00 per share. The expiry date of the EI Warrant, initially set on July 18, 2017, was subsequently revised to the date that is twenty business days following notification in writing by EI Olivar that all permits necessary to build its mining facilities have been received. As of the date of this report, the Company had not yet received this notification.

The Class A Shares may be converted at any time into common shares of El Olivar at the option of the holder. After a period of 10 years from the commencement of commercial production, Class A shareholders will have the option to either convert their Class A Shares to common shares or redeem the shares for cash at face value. The conversion rate will initially be 1:1, subject to customary adjustments.

As part of the consideration for the investment in El Olivar, Minco Gold shall receive an annual cash dividend in U.S. dollars equal to 6% of the total invested amount, calculated from the closing date of investment and payable starting on the date that is 18 months from the closing date. The Company has not accrued dividend receivable as at March 31, 2018 given EI Olivar has not started its operations and the timing and structure of the initial dividend payment is uncertain.

One director of the Company is also a director, an officer, and a controlling shareholder of EI Olivar.

Since there were no significant changes with respect to EI Olivar since our acquisition that may cause a material change to El Olivar’s fair value, it is management’s judgement that the cost of the investment in EI Olivar (US$400,000) approximated its fair value as at March 31, 2018, except for the effect of the appreciation of US dollars against Canadian dollars.

(3)

The principal business of EI Olivar is to construct and operate a processing manufacturing plant of gold mining ores and tailings in Peru. An appreciation of Peru currency to Canadian dollars, an increase of gold’s price, and a positive of receiving all the required permits for the construction and operation of the processing plant will have positive impacts to the fair value of this investment.

(iv) During the quarter ended March 31, 2018, the Company acquired common shares/share purchases warrants/partnership units that are publicly traded on Canadian stock exchanges for a total cost of $451,188 and acquired shares on the United States exchanges for a total cost of USD$491,514 (totaling $1,071,448). The Company disposed of common shares for net proceeds of $430,185 on Canadian stock exchanges and USD$109,965 on the United States exchanges (totaling $569,256).

Details of the Company’s net gain (loss) on investments are as follows:

	Three months ended March 31,
	2018	2017
	$	$
Net realized gain (loss) on investments	64,500	—
Reversal of previously recorded unrealized gain (loss) on investments	(44,660)	—
Change in unrealized gain (loss) on investments	(2,510,489)	3,682,834
Net gain (loss) on investments	(2,490,649)	3,682,834

Subsequent to the period ended March 31, 2018, the Company acquired shares from the open market for net cost of $713,264 and disposed of shares in the open market for net proceeds of $259,971.

In addition of the above, the Company acquired units through two private placements for a total cost of $300,700. Details are as follow:

(i) Amarillo Gold - 715,000 units acquired through a private placement financing at a price of 28 cents per unit. Each unit comprises one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at an exercise price of 38 cents for a period of 24 months following the date of issue.

(ii) Mexican Gold - 335,000 units acquired through a private placement financing at a price of 30 cents per unit.  Each unit consists of one common share and one common share purchase warrant.  Each warrant entitles the holder to purchase one additional common share at an exercise price of 60 cents for a period of 36 months following the date of issue.

3.       Results of Operations

For the three months ended March 31, 2018 and 2017

Three months ended March 31,	2018	2017	Change period over period
	$	$	$
Net gain (loss) from investments	(2,490,649)	3,682,834	(6,173,483)
Dividend, fund distribution, and interest income	19,800	9,542	10,258
Operating expenses	(339,273)	(292,862)	(46,411)
Foreign exchange gain (loss)	87,099	(39,077)	126,176
Net income (loss) for the period	(2,723,023)	3,360,437	(6,083,460)

The amount of gain and loss of the investments depends on the performance of the entities the Company invests in and will fluctuate from time to time depending on many factors, including but not limited to the overall economy, foreign exchange rate, metal prices, which are not controlled by the Company.

(4)

The amount of dividend, fund distribution, and interest income increased in the first quarter of 2018 as the Company had more investment in dividend paying equities in the current quarter.

The movement in connection with the operating expenses and foreign exchange gain (loss) are discussed in section 3.1 and 3.2.

3.1       Operating Expenses for the three months ended March 31, 2018 and 2017

The Company’s operating expenses for the three months ended March 31, 2018 and 2017 are as the follow:

				Period to period change
Three months ended March 31,	ref	2018	2017	2018 – 2017
		$	$	$
Accounting and audit		14,334	16,116	(1,782)
Amortization		757	873	(116)
Consulting		17,161	17,537	(376)
Directors’ fees		17,500	16,000	1,500
Investor relations		8,975	9,039	(64)
Legal and regulatory		15,700	24,538	(8,838)
Office administration expenses		33,136	56,427	(23,291)
Property and investment evaluation	a	16,688	46,315	(29,627)
Salaries and benefit	a	74,255	33,161	41,094
Share-based compensation	b	128,968	63,135	65,833
Travel		11,799	9,721	2,078
		339,273	292,862	46,411

Significant changes are as follows:

(a) The Company engaged a consultant (Ken Leigh) to look for the new properties and investment opportunities in late 2015. Mr. Leigh was hired as President for the Company in June 2017, resulting in a re-classification of his remuneration to Salaries and Benefits thereafter. As a result, the Company’s Property and investment evaluation fees in the first quarter of 2018 were lower while salaries and benefits increased compared to the same quarter in 2017.

(b) Share-based compensation fluctuate from year to year depending on the timing and fair value of options vested in each year. The number of options granted in the first quarter of 2018 and 2017 was 3,580,000 and 2,000,000 respectively.

3.2       Foreign exchange gain (loss)

The Company had foreign exchange gain of $87,099 for the first quarter of 2018 and a loss of $39,077 for the same quarter in 2017. Some of the Company’s cash and short-term investment are denominated in US dollar. US dollars had an appreciation against Canadian dollars of 2.3% during the three months ended March 31, 2018 compared to a depreciation of 0.80 % during the same period in 2017. As a result, the Company had a foreign exchange gain compared to a loss in the same period of last year.

4.       Summary of Quarterly Results

		Loss per share
Period ended	Net loss attributable to shareholders	Basic	Diluted
03-31-2018	(2,723,023)	(0.05)	(0.05)
12-31-2017	44,339	0.00	0.00
09-30-2017	(3,647,059)	(0.07)	(0.07)
06-30-2017	(3,055,295)	(0.06)	(0.06)
03-31-2017	3,360,437	0.07	0.06
12-31-2016	8,356,962	0.16	0.16
09-30-2016	(214,168)	0.00	0.00
06-30-2016	154,995	0.00	0.00

Variations in quarterly performance from the quarter ended December 31, 2016 to the quarter ended March 31, 2018 were mainly attributed to gain (loss) from the Company’s investments at fair values.

(5)

Variations in quarterly performance from the quarter ended June 30, 2016 to the quarter ended September 30, 2016 were mainly attributed to the amount of share-based compensation recognized in each period and foreign exchange gain or loss and the amount of shared earnings or loss from Minco Silver.

5.       Liquidity and Capital Resources

5.1       Cash Flows

	Three months ended March 31,
	2018	2017
	$	$
Operating activities	(925,184)	(124,186)

Operating activities

During the quarter ended March 31, 2018, the Company used more cash in operating activities. Main components of the operating activities are as follows:

	2018	2017
	$	$
Cash provided by (used in) short term investments	(133,366)	1,014,237
Cash used in investments	(502,192)	(834,232)
Cash used in changes in working capital	(99,878)	(84,879)
Cash used in operating expenses	(209,548)	(228,854)
Cash from other income	19,800	9,542
	(925,184)	(124,186)

5.2       Capital Resources and Liquidity Risk

As at March 31, 2018, the Company’s working capital was $14,933,479 compared to $17,526,777 on December 31, 2017. The Company expects to use its resources on hands to make further investment in 2018 to maximize values to shareholders.

The Company believes there is sufficient working capital available to meet its operational requirements.

5.3       Contractual Obligations

The Company’s contractual obligations are related to rental expenses for its office in Canada.

There have been no material changes in the Company’s contractual obligations since its recent year ended December 31, 2017.

6.       Off -Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

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7.       Related Party Transactions

Investments at fair value

Refer to the section 2 for description of the Company’s relationship and transaction with its investees, El Olivar, a private company of which the Company has invested in, and Minco Silver.

Shared office expenses

Minco Gold, Minco Silver, and Minco Base Metals Corporation (“MBM”) has a common director and common CEO and CFO. The Company shared offices and certain administrative expenses in Vancouver with Minco Silver and MBM.

Due from related parties

As at March 31, 2018, the Company had the following amounts due from related parties:

•	$52,132 due from Minco Silver (December 31, 2017 - $27,523) , in relation to shared office expenses
•	22,350 due from MBM (December 31, 2017 - $11,422), in relation to shared office expenses

The amounts due to and due from related parties are unsecured, non-interest bearing and payable on demand.

Key management compensation

Key management includes the Company’s directors and senior management.

For the three month ended March 31, 2018 and 2017, compensation to key management are as follows:

Three months ended March 31,	2018	2017
	$	$
Cash remuneration	83,548	71,162
Share-based compensation	114,722	54,656
Total	198,270	128,818

The above transactions were conducted in the normal course of business.

8.       Critical Accounting Estimates

The preparation of financial statements requires management to use judgment in applying its accounting policies and estimates and assumptions about the future. Estimates and other judgments are continuously evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable in the circumstances. The following discusses the most significant accounting judgments and estimates that the Company has made in the preparation of the financial statements:

Determination of investment entity status

The Company monitor the following from time to time to ensure the Company has met all the three criteria set forth in IFRS 10.27 as an investment entity as defined in IFRS 10:

•	Obtains funds from one or more investors for the purpose of providing those investor(s) with investment management services;
•	commits to its investors that its business purpose is to invest funds solely for returns from capital appreciation, investment income, or both; and
•	measures and evaluates the performance of substantially all of its investments on a fair value basis.

(7)

In addition, management considers the Company has all of the typical characteristics of an investment entity set forth in IFRS 10.28 because it:

•	has more than one investment;
•	has more than one investor ;
•	has investors that are not related parties of the entity; and
•	has ownership interests in the form of equity.

Fair value of investments measured at FVTPL

The Company's investments are recorded in the Consolidated Statements of Financial Position at fair value. Management uses their judgment to select a variety of methods and make assumptions that are not always supported by quantifiable market prices or rates. Judgment is required in order to determine the appropriate valuation methodology under this standard and subsequently in determining the inputs into the valuation model used. These judgments include assessing the future earnings potential of investee companies, appropriate earnings multiples to apply, adjustments to comparable multiples, liquidity and net assets. In making estimates and judgments, management relies on external information and observable conditions where possible, supplemented by internal analysis as required. These estimates have been applied in a manner consistently and there are no known trends, commitments, events or uncertainties that the Company believes will materially affect the methodology or assumptions utilized in making these estimates in these Financial Statements. Accordingly, actual values realized in future market transactions may differ from the estimates presented in these Financial Statements and the differences may be material. The use of different market assumptions and/or valuation methodologies may have a material effect on the estimated fair values of various assets and liabilities.

The fair values of financial instruments with quoted bid and ask prices are based on the price within the bid-ask spread that are most representative of fair value and may include closing prices in exchange markets. The fair value of the other financial instruments is determined using the valuation techniques considered appropriate.

9.        Change of accounting policies

IFRS 9, Financial Instruments, addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 Financial Instruments: Recognition and Measurement for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. Requirements for financial liabilities are largely carried forward from the existing requirements in IAS 39 except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income.

The Company adopted IFRS 9 commencing January 1, 2018, and there are no impacts to the Company’s financial statements.

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10.       Financial Instruments

Financial assets and liabilities have been classified into categories that determine their basis of measurement and, for items measured at fair value, whether changes in fair value are recognized in the statement of income or comprehensive income. Those categories are: loans and receivables, other financial liabilities and financial assets measured at fair value through profit or loss.

Following is a summary of the Company’s financial assets and liabilities as at March 31, 2018 and December 31, 2017:

	March 31, 2018	December 31, 2017
	$	$
Fair value through profit and loss
Investments	11,625,592	13,614,050
Loans and receivables (amortized cost)
Cash	2,804,243	3,642,328
Short-term investment	404,821	271,455
Receivables	36,182	25,713
Due from related parties	74,482	38,945
Other Financial Liabilities (amortized cost)
Accounts payables and accrued liabilities	115,586	186,635

Fair value measurement

Financial assets and liabilities that are recognized on the balance sheet at fair value can be classified in a hierarchy that is based on the significance of the inputs used in making the measurements. The levels in the hierarchy are:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

As at March 31, 2018 and December 31, 2017, financial instruments that are not measured at fair value on the balance sheet are represented by cash and cash equivalents, short-term investments, receivable, due from related parties, account payable and accrued liabilities, and due to related parties. The fair values of these financial instruments approximate their carrying value due to their short-term nature.

The Company's financial assets measured at fair values through profit or loss are as follows:

March 31, 2018	Level 1	Level 2	Level 3
	$	$	$
Investments at fair value,	10,899,432	—	753,160

Financial risk factors

The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, foreign exchange risk, currency risk, interest rate risk, and price risk. Management reviews these risks monthly and when material, they are reviewed and monitored by the Board of Directors.

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Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if the counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by these counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and includes the fair value contracts with individual counterparties which are recorded in the consolidated financial statements. The Company considers the following financial assets to be exposed to credit risk:

•	Cash and cash equivalents- To manage credit and liquidity risk the Company places its cash with major financial institutions in two major financial institutions in Canada (subject to deposit insurance up to $100,000).
•	Short-term investment - The Company places its short-term investment with a high creditworthy financial institution.

Foreign exchange risk

The Company’s functional currency is the Canadian dollar in Canada. The foreign currency risk is related to the Company’s cash and cash equivalent, marketable securities and investments that may be denominated in US dollar. The following tables present the impacts to the Company’s operating results due to a change in relevant foreign currency exchange rate.

As at March 31, 2018, the Company had investments in fair value of $0.9 million and cash and cash equivalent of $2.3 million that were denominated in US dollar. A 10% change in the currency exchange rate (US$ to C$) will affect the Company’s net loss in a given period by approximately $0.32 million. The Company does not have currency hedge for its foreign exchange exposure.

Interest rate risk

Financial instruments that expose the Company to interest rate risk are cash and cash equivalents and short-term investments.

The Company holds short-term investments such as guaranteed investment certificates at fixed interest rates. As a result, the Company is not exposed to significant interest rate risk.

A comprehensive discussion of risk factors is included in the Company's annual report on Form 20-F for the year ended December 31, 2017, which is available on EDGAR at www.sec.gov ..

Price Risk

Price risk is the risk that the fair value of an investment measured at FVTPL will fluctuate because of changes in market prices (other than those arising from foreign currency risk or interest rate risk). The Company is subject to price risk through its public equity investments.

The Company's private market investments are also subject to price risk as they are impacted by many general and specific market variables.

A 10% increase/decrease in the value of all public equity and private market investments would result in an approximate increase/decrease in the value of public and private market exposure and unrealized gain/loss in the amount of approximately $1.16 million.

12.       Internal Controls over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. The Company’s certifying officers, based on their knowledge, having exercised reasonable diligence, are also responsible to ensure that these filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by these filings, and these consolidated financial statements together with the other financial information included in these filings fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented in these filings. The Board of Directors approves the consolidated financial statements and MD&A and ensures that management has discharged its financial responsibilities. The Board’s review is accomplished principally through the Audit Committee, which meets periodically to review all financial reports, prior to filing. .

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13.       Cautionary Statement on Forward-Looking Information

Except for statements of historical fact, this MD&A contains certain “forward looking information” and “forward looking statements” within the meaning of applicable securities laws, which reflect management’s current expectations, assumptions, and beliefs of the Company as of the date of such information or statements. Generally, forward looking statements and information can be identified by the use of forward looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

All such forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. These statements are, however, subject to known and unknown risks and uncertainties and other factors. As a result, actual results, performance, or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits will be derived therefrom. These risks, uncertainties and other factors include, among others: but are not limited to, statements with respect to: the Company’s future growth, results of operations, performance and business prospects, opportunities, the Company’s investment strategy, investment process, and competitive advantage, growth expectation and opportunities, the availability of future acquisition opportunities and use of the proceeds from financing.

Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that statements containing forward looking information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on statements containing forward looking information. All the forward-looking information and statements contained in this document are expressly qualified, in their entirety, by this cautionary statement. The various risks to which we are exposed are described in additional detail under the section entitled "Item 3: Key Information - D. Risk Factors" in the Company's annual report on Form 20-F available on SEDAR at www.sedar.com. The forward-looking information and statements are made as of the date of this document, and we assume no obligation to update or revise them except as required pursuant to applicable securities laws.

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